# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BrightSpring Health Services, Inc., CIK 0001865782
CUSIP: 10950A106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 805 N. Whittington Parkway, Louisville, Kentucky (KY), 40222
Date of event which requires filing of this statement: 06/24/2025
Amends the filing with accession number 0001140361-24-041401
Filed by CIK 0001890568
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300

## Reporting persons
- KKR Phoenix Aggregator L.P. (CIK 0001890568): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR Phoenix Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR Americas Fund XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR Associates Americas XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR Americas XII Limited.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 77,096,337; shared voting power 0; sole dispositive power 77,096,337; shared dispositive power 0; aggregate amount beneficially owned 77,096,337 (43.7% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 77,156,339; sole dispositive power 0; shared dispositive power 77,156,339; aggregate amount beneficially owned 77,156,339 (43.7% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 77,147,701; sole dispositive power 0; shared dispositive power 77,147,701; aggregate amount beneficially owned 77,147,701 (43.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: BrightSpring Health Services, Inc.
Address of issuer's principal executive offices: 805 N. Whittington Parkway, Louisville, Kentucky (KY), 40222
Comment: This amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 18, 2024, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 12, 2025 (as amended, this "Schedule 13D") relating to the common stock, par value $0.01 per share (the "Common Stock"), of BrightSpring Health Services, Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on June 10, 2025, KKR Phoenix Aggregator L.P., as a selling stockholder, the Issuer, and the other selling stockholders identified therein, entered into an underwriting agreement (the "Underwriting Agreement") with Goldman Sachs & Co. LLC and BofA Securities Inc., as representatives of several underwriters (collectively, the "Underwriters"), and KKR Capital Markets LLC, as lead managing agent, pursuant to which KKR Phoenix Aggregator L.P. granted the Underwriters a 30-day option (the "Over-Allotment Option") to purchase up to an aggregate 2,100,000 shares of Common Stock in addition to the 14,000,000 shares of Common Stock sold by the selling stockholders (including the 13,288,101 shares sold by KKR Phoenix Aggregator L.P.) pursuant to the Underwriting Agreement on June 12, 2025. On June 20, 2025, the Underwriters exercised the Over-Allotment Option in full and on June 24, 2025, KKR Phoenix Aggregator L.P. sold, and the Underwriters purchased, an additional 2,100,000 shares of Common Stock at a price to the public of $21.75 per share, less the underwriting discounts and commissions of $0.598125 per share, resulting in net proceeds to KKR Phoenix Aggregator L.P. of $21.151875 per share. The offering was made pursuant to the Issuer's shelf registration statement on Form S-3 (File No. 333- 287916), as supplemented by a preliminary prospectus and prospectus, each dated June 10, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 5.

The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

KKR Phoenix Aggregator L.P. directly holds 77,096,337 shares of Common Stock, a foundation over which Mr. Kravis may be deemed to have shared investment and voting power directly holds 60,002 shares of Common Stock, and a foundation over which Mr. Roberts may be deemed to have shared investment and voting power directly holds 51,364 shares of Common Stock representing approximately 43.7% of the outstanding shares of Common Stock of the Issuer. Calculations of the Common Stock beneficially owned are based on an aggregate of 176,393,492 shares of Common Stock outstanding following the closing of the Offering, as reported in the Issuer's prospectus supplement on Form 424B7 filed with the Securities and Exchange Commission on June 10, 2025.

KKR Phoenix Aggregator GP LLC (as the general partner of KKR Phoenix Aggregator L.P.), KKR Americas Fund XII L.P. (as the sole member of KKR Phoenix Aggregator GP LLC), KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.), KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.), KKR Group Partnership L.P. (as the sole shareholder of KKR Americas XII Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in Common Stock during the past 60 days.

## Signatures
- KKR Phoenix Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Phoenix Aggregator GP LLC, its GP (06/26/2025)
- KKR Phoenix Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/26/2025)
- KKR Americas Fund XII L.P.: /s/ Christopher Lee, By KKR Associates Americas XII L.P., its GP, By: Christopher Lee, Assistant Secretary of KKR Americas XII Limited, its GP (06/26/2025)
- KKR Associates Americas XII L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII Limited, its GP (06/26/2025)
- KKR Americas XII Limited.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/26/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary of KKR Group Holdings Corp., its GP (06/26/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (06/26/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (06/26/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (06/26/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/26/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (06/26/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (06/26/2025)